

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re: United Community Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-172827**

Dear Mr. Ritzmann:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

General

1.   We continue to evaluate your disclosures related to the allowance for loan losses. We may have further comments.

Risk Factors

2.   Revise and update the Risk Factors to reflect any material changes in your financial condition, results of operations and performance, and asset quality ratios related to your financial data as of and for the period ended March 31, 2011, including, without limitation, quantifying:

- total nonperforming assets, both in dollar terms and as a percentage of total assets;

- allowance for loan losses, both in dollar terms and as a percentage of total loans and nonperforming loans; and
- nonresidential real estate and multi-family real estate loan portfolios, respectively, as a percentage of both total loans outstanding and total nonperforming assets.

Our multi-family, nonresidential real estate and land loans expose us to increased lending risks, page 17

3. Please revise the third risk factor on page 17 to describe in greater detail the actual credit exposure that you have experienced in the third quarter from your multi-family and nonresidential real estate loan portfolios, including quantification of the increase in loan loss provision primarily resulting from the $4.4 million charge-off relating to the restructuring of seven loans during the quarter ended March 31, 2011.

Recent Developments, page 29

4. It appears that your operational and financial results represent a material change from the prior trend and that a recent developments section does not provide adequate disclosure to investors of the current, changed financial condition of United Community. Please revise your disclosure to provide updated information, including a revised management's discussion and the financial results for the third quarter.

5. The revised disclosure should address significant transactions or business activities that had a material effect on the results of operations and financial position (specifically any changes to the loan loss and charge-off policies). Revise your discussion regarding your multi-family and non-residential real estate loans to discuss any other large concentrations of credit risk that are not performing under their original terms or have had their terms modified. Also, please provide management's assessment of the need to structure other loans or groups of loans in this segment.

Results of Operations for the Three and Nine Months Ended March 31, 2011 and March 31, 2010

Provision for Loan Losses, page 33

6. It appears the increases in the provision for loan losses may be the result of the loan splitting strategy (Note A/Note B) you implemented in the interim three month period ended March 31, 2011. Please confirm and revise here to discuss the specific causal factors for the increases. Your revised disclosure should include a robust qualitative discussion supported with quantitative analysis, as necessary.

Analysis of Nonperforming Assets, page 33

7.   We note the tabular presentation of TDRs on page 35. Please revise to add an introductory sentence explaining what the table represents.

8.   In addition to our comment above, we note you provided the number of TDRs in the aggregate. Please revise here and elsewhere throughout your MD&A (e.g. page 83, etc.) to disaggregate the number of loans into their respective categories. It would also be useful to disaggregate nonaccrual loans on page 33 and throughout MD&A.

9.   We understand you began loan splitting during the three months ended March 31, 2011. Please revise to address the following:

- Clarify if the "new" Note A loans are underwritten to your customary underwriting standards;
- Clarify if any Note A loans are on accrual status, if so, quantify the number of loans and the corresponding interest income recognized during the periods presented;
- Revise your disclosures on page 34 (i.e. most significant non-accrual loans) to clarify which loans, if any, were impacted by loan splitting. Quantify the remaining Note A loan balance as well as the amount of the Note B loan balance that was charged-off during the period. Clarify (and quantify if applicable) if the amount charged-off was previously reserved for within the allowance for credit losses; and
- Expand your disclosure on page 36 to quantify (by loan-type) the number and amount of loans that were restructured (using loan splitting) during the period. In addition, disclose the Note A loan balance and Note B loan balance that was charged-off, and the loan status (i.e. accrual or nonaccrual). It would be useful to see this information in a tabular format.

Our Business

Lending Activities, page 50

10.   Please revise here and on page 54 (Loan Underwriting Risk), to discuss how your loan origination and underwriting standards are (or have been) impacted by your newly implemented loan splitting strategy.

Exhibits

Exhibits 8.1 and 8.2

11.   We note that counsels have issued the opinions "as of the date hereof" and disclaim any obligation to advise investors of any change "after the date hereof." Please revise to

indicate that the opinions are expressed as of the effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Attorney

cc: (facsimile only)
        Edward G. Olifer, Esq.
        Kilpatrick Townsend & Stockton LLP
        (202) 204-5614